FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2.

News Release dated September 27, 2004 (“BlackBerry Enterprise Server v4.0 Release Canisate Now Available")

News Release dated September 27, 2004 (“RIM to Enable Aftermarket Solution For BlackBerry Connect Software")

Page No 3 3

Document 1

September 27, 2004

FOR IMMEDIATE RELEASE

BLACKBERRY ENTERPRISE SERVER v4.0 RELEASE CANDIDATE NOW AVAILABLE

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that its BlackBerry Enterprise Server™ v4.0 Release Candidate is available. Existing BlackBerry customers with Microsoft® Exchange and IBM Lotus® Domino™ environments can sign up to preview the product by visiting www.blackberry.com/go/productpreview.

“BlackBerry Enterprise Server is the leading wireless data platform for corporate and government organizations with over 24,000 servers operating around the world. We are dedicated to continually enhancing the BlackBerry platform and building upon its inherent security, reliability, manageability and extensibility features,” said Mike Lazaridis, President and co-CEO at Research In Motion. “We are pleased to now offer a preview of the BlackBerry Enterprise Software v4.0 Release Candidate so that customers can begin testing and experience the enhanced features.”

BlackBerry® is an award-winning wireless platform that helps users stay connected to people and information on the go. Key features of BlackBerry Enterprise Server v4.0 include: simplified deployment, enhanced handheld asset control, additional wireless security capabilities, enhanced wireless experience and simplified application development.

Simplified deployment — BlackBerry Enterprise Server v4.0 enables users to quickly connect their handheld to BlackBerry Enterprise Server with cradle-less wireless provisioning, making it easier for IT departments to deploy BlackBerry throughout their company. IT departments will be able to easily maintain control over BlackBerry without requiring centralized IT deployment or device fulfillment.

Enhanced handheld asset control — IT departments with BlackBerry Enterprise Server v4.0 will be provided with additional statistics regarding handhelds that are deployed for enhanced administration and asset tracking. IT departments will also be able to remotely control which applications can be installed on handhelds.

Additional wireless security capabilities — BlackBerry sets the standard for secure wireless data access with support for Triple DES (Data Encryption Standard) and S/MIME (Secure Multipurpose Internet Mail Extensions) and FIPS (Federal Information Processing Standards) government certification. With BlackBerry Enterprise Server v4.0, BlackBerry offers additional security features though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.

Enhanced wireless experience — BlackBerry continues to add functionality to enhance the end-user experience. BlackBerry Enterprise Server v4.0 will provide customers with an enhanced data experience through improved attachment handling capabilities, enriched browser for wireless access to Internet and intranet applications and complete cradle-free wireless synchronization of all email and organizer applications. Enhanced phone features, such as improved user interface and speed dial, are also available.

— more —

Simplified application development — BlackBerry Enterprise Server v4.0 provides an enhanced browser and Java development tools that will enable developers to easily create and deploy applications for BlackBerry. The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

BlackBerry Enterprise Software v4.0 is currently a widely available Release Candidate. General availability is expected later this year.

For more information on the new features of BlackBerry Enterprise Software v4.0, please visit www.blackberry.com/go/serverupdate.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.com

Katie Lee
RIM Asia Pacific
+(852) 6277 6841
kalee@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

September 27, 2004

FOR IMMEDIATE RELEASE

RIM TO ENABLE AFTERMARKET SOLUTION FOR BLACKBERRY CONNECT SOFTWARE

Customers Will Be Able To Download BlackBerry Connect Software for their existing Palm OS Device and Subscribe to BlackBerry Wireless Services

Munich, Germany — PalmSource Developer Conference — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer an aftermarket BlackBerry Connect™ software download for the Palm OS from PalmSource, Inc. (NASDAQ: PSRC). With the BlackBerry Connect software download, customers with existing Palm OS-based wireless devices will be able to sign up for BlackBerry® wireless services.

“We are working closely with PalmSource to provide Palm OS users the power of always-on, push-based BlackBerry services,” said Mike Lazaridis, president and co-CEO, Research In Motion. “By making BlackBerry Connect software available as an aftermarket download, customers will be able to enjoy BlackBerry services on a much broader array of existing and future Palm OS devices.”

“Our work with RIM on BlackBerry Connect demonstrates our dedication to providing Palm OS users with leading solutions,” said David Nagel, president and CEO, PalmSource. “We believe that RIM’s innovative BlackBerry wireless platform and PalmSource’s robust operating system will enable customers with Palm Powered™ devices to enjoy the freedom and productivity benefits of wireless email on the go.”

The Palm OS platform powers more than 35 million mobile devices from manufacturers such as Aceeca, AlphaSmart, Fossil, Foundertech, Garmin, GSPDA, Kyocera, Lenovo, palmOne, QTech, Samsung, Sony, Symbol, and Tapwave. Palm OS device manufacturers will also be able to ship the BlackBerry Connect solution with their hardware.

“BlackBerry is a popular solution for our customers that want to utilize always-on, wireless connectivity to email and calendar functions,” said Jim Straight, Vice President of Wireless Data at Verizon Wireless. “By making BlackBerry services easily available on a broader array of CDMA-based devices, corporate customers and small business users will have more options to utilize this powerful business tool.”

“Sprint is looking forward to making the BlackBerry service available on the enhanced Sprint Nationwide PCS Network later this year and is pleased to learn that RIM and PalmSource are taking steps to combine their powerful technologies,” said Tim Donahue, vice president, enterprise marketing for Sprint Business Solutions. “Being able to offer the BlackBerry solution on the popular Palm OS platform will allow Sprint to provide a larger base of its business customers with another option for staying productive while on the go.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Further details and information regarding pricing and availability will be available at a later date.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Tilly Quanjer
RIM Europe
44 1784 223987
tquanjer@rim.com

Katie Lee
RIM Asia Pacific
+852 6277 6841
kalee@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 27, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller